

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 2, 2015

Lawrence B. Prior III
President and Chief Executive Officer
Computer Sciences Government Services Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

>   **Re: Computer Sciences Government Services Inc.**
>   **Amendment No. 4 to Registration Statement on Form 10**
>   **Filed October 27, 2015**
>   **File No. 001-37494**

Dear Mr. Prior:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Cover Page

1.   It appears from your disclosure later in the document that CSC's portion of the Special Dividend will ultimately be funded by you. On the cover page and elsewhere, where you state that the Special Dividend will be partly paid by CSC, please revise to clarify that CSC's portion of the Special Dividend will be funded by a note payable to CSC that you intend to repay with the incurrence of additional debt.

Lawrence B. Prior III
Computer Sciences Government Services Inc.
November 2, 2015
Page 2

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Peter Harwich, Esq.
       Allen & Overy LLP